October 9, 2008

Via Edgar Transmission

Securities and Exchange Commission

Attn: H. Christopher Owings

100 F Street, N.E.

Washington, DC 20549

Re:	Form 10-K for Fiscal Year Ended January 5, 2008
Filed March 5, 2008
Forms 10-Q for Fiscal Quarters Ended April 5 and July 5, 2008
Filed May 15 and August 14, 2008
Definitive Proxy Statement on Schedule 14A
Filed April 10, 2008
File No. 000-19848

Dear Mr. Owings:

On behalf of our client, Fossil, Inc. (the “Company”), we hereby request an extension to respond to the staff’s comments set forth in its letter dated September 25, 2008 until Friday, October 17, 2008 due to the unavailability of certain executive officers of the Company during the prior two weeks.

Should any members of the staff have any questions concerning this request, please contact me at the number below.

Very truly yours,

/s/ GARRETT A. DEVRIES

Garrett A. DeVries

Direct Phone Number: (214) 651-5614

Direct Fax Number: (214) 200-0428

garrett.devries@haynesboone.com

cc:	Robert W. Errett
Randy S. Hyne
Mike Kovar